Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 2 September 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
26/08/2019	6,227	138.4491	862,122.55					6,227	138.4491	862,122.55
27/08/2019	2,251	140.6658	316,638.72					2,251	140.6658	316,638.72
29/08/2019	4,476	143.0000	640,068.00	6,000	158.9205	953,523.00	861,202.13	10,476	143.3057	1,501,270.13
30/08/2019	5,000	143.5387	717,693.50	6,500	157.7532	1,025,395.80	929,137.19	11,500	143.2027	1,646,830.69
Total	17,954	141.2790	2,536,522.77	12,500	158.3135	1,978,918.80	1,790,339.32	30,454	142.0786	4,326,862.08

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 30 August 2019, the total invested consideration has been:

•	Euro 71,858,370.53 for No. 494,717 common shares purchased on the MTA

•	USD 1,978,918.80 (Euro 1,790,339.32*) for No. 12,500 common shares purchased on the NYSE resulting in total No. 7,484,251 common shares held in treasury as of 30 August 2019. As of the same date, the Company held 2.91% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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